Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three months ended March 31, 2026 and 2025

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents		$516,770	$527,052
Short-term investments		4,092	4,202
Trade and other receivables	5	16,675	24,202
Inventories	6	43,798	43,770
Prepaid expenses and other current assets		2,548	2,207
Total current assets		583,883	601,433
Non-current assets:
Property, plant and equipment	7	31,521	32,195
Intangible assets	8	151	248
Long-term financial investments	10	47,042	48,006
Other long-term assets		498	506
Total assets		$663,095	$682,388
Liabilities and Equity
Current liabilities:
Trade and other payables	12	$26,360	$28,788
Deferred revenue	13	7,182	8,408
Provisions and other current liabilities	14	17,578	20,386
Current lease liabilities	15	3,440	3,412
Total current liabilities		54,560	60,994
Non-current liabilities:
Non-current lease liabilities	15	17,489	18,728
Non-current deferred revenue	13	10,325	9,917
Other non-current liabilities	16	2,774	2,819
Total liabilities		85,148	92,458
Equity:
Share capital	17	2,435,065	2,433,244
Contributed surplus	17	307,873	310,041
Accumulated deficit		(2,163,143)	(2,151,751)
Foreign currency reserve		(1,848)	(1,604)
Total equity		577,947	589,930
Total liabilities and equity		$663,095	$682,388

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Kathy Bayless”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended March 31,
	Note	2026	2025

Revenues:
Product and service revenues	18	$19,421	$15,389
Cost of product and service revenues		16,658	18,997
Gross margin		2,763	(3,608)

Operating expenses:
Research and product development		9,359	18,105
General and administrative		4,992	4,665
Sales and marketing		1,480	2,455
Other expense	19	581	227
Total operating expenses		16,412	25,452

Results from operating activities		(13,649)	(29,060)
Finance income and other	20	2,955	11,501
Finance expense	20	(441)	(506)
Net finance income		2,514	10,995

Equity in loss of investment in joint venture and associates	9 & 21	—	(818)
Impairment charges on property, plant and equipment	7	(257)	(2,223)
Gain on sale of assets	7	—	70
Net loss for the period		$(11,392)	$(21,036)

Other comprehensive loss:

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(244)	529
Total comprehensive loss for the period		$(11,636)	$(20,507)

Basic and diluted loss per share
Loss per share for the period		$(0.04)	$(0.07)

Weighted average number of common shares outstanding		300,926,709	299,518,254

See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2025	300,784,816	$2,433,244	$310,041	$(2,151,751)	$(1,604)	$589,930

Net loss	—	—	—	(11,392)	—	(11,392)
RSUs redeemed (note 17)	691,033	1,821	(3,432)	—	—	(1,611)
Share-based compensation (note 17)	—	—	1,264	—	—	1,264
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(244)	(244)
Balance, March 31, 2026	301,475,849	$2,435,065	$307,873	$(2,163,143)	$(1,848)	$577,947

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2024	299,438,116	$2,428,618	$309,974	$(2,060,837)	$(4,765)	$672,990

Net loss	—	—	—	(21,036)	—	(21,036)
RSUs redeemed (note 17)	395,118	1,821	(2,309)	—	—	(488)
Share-based compensation (note 17)	—	—	1,826	—	—	1,826
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	529	529
Balance, March 31, 2025	299,833,234	$2,430,439	$309,491	$(2,081,873)	$(4,236)	$653,821
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	Note	2026	2025
Cash provided by (used in):
Operating activities:
Net loss for the period		$(11,392)	$(21,036)
Adjustments for:
Depreciation and amortization		987	985
Deferred gain amortization	15	—	(69)
Impairment loss on trade receivables		5	4
Inventory impairment reversal and onerous contracts provision adjustments	6	(587)	(1,538)
Unrealized gain on forward contracts		—	(437)
Equity in loss of investment in joint venture and associates	9 & 21	—	818
Net decrease (increase) in fair value of investments	10, 20 & 24	1,881	(4,446)
Gain on sale of assets	7	—	(70)
Impairment charges on property, plant and equipment	7	—	2,223
(Dilution) accretion on decommissioning liabilities	16	(45)	19
Employee future benefits and plan contributions		—	(2)
Share-based compensation	17	1,305	1,866
		(7,846)	(21,683)
Changes in non-cash working capital:
Trade and other receivables		7,522	3,768
Inventories		156	(8,752)
Prepaid expenses and other current assets		(333)	1,791
Trade and other payables		(5,697)	(2,303)
Deferred revenue		(818)	2,384
Warranty provision		(795)	392
		35	(2,720)
Cash used in operating activities		(7,811)	(24,403)

Investing activities:
Net decrease in short-term investments		110	—
Contributions to long-term investments	10	(917)	(152)
Additions to property, plant and equipment	7	(589)	(2,430)
Investment in intangible assets	8	—	(233)
Proceeds on sale of assets	7	—	80
Cash used in investing activities		(1,396)	(2,735)

Financing activities:
Principal payments of lease liabilities	15	(831)	(689)
Cash used in financing activities		(831)	(689)

Effect of exchange rate fluctuations on cash and cash equivalents held		(244)	577

Decrease in cash and cash equivalents		(10,282)	(27,250)
Cash and cash equivalents, beginning of period		527,052	603,948
Cash and cash equivalents, end of period		$516,770	$576,698

Supplemental disclosure of cash flow information (note 22).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:
The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane ("PEM") fuel cell products. The Corporation focuses on power products for bus and rail applications, stationary power, and other markets (consisting of truck, marine, material handling, off-road, and other applications), as well as the delivery of services including technology solutions, after sales service and training. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.
The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2026 and 2025 comprise the Corporation and its subsidiaries.

2.    Basis of preparation:
(a)    Statement of compliance:
These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those material accounting policies followed in the most recent annual consolidated financial statements, and therefore should be read in conjunction with the December 31, 2025 audited consolidated financial statements and the notes thereto.
The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on May 4, 2026.
(b)    Basis of measurement:
The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:
•Financial assets classified as measured at fair value through profit or loss (FVTPL)
(c)    Functional and presentation currency:
These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.
(d)    Use of estimates:
The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards ("IFRS") requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.    Basis of preparation (cont'd):
(d)    Use of estimates (cont'd):

Significant areas having estimation uncertainty include revenue recognition, asset impairment (including property, plant, and equipment and intangible assets), and any related recoveries of previously recognized impairment, warranty provision, inventory and onerous contracts provisions, and fair value measurement (including long-term financial investments). These estimates and judgments are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2025.
(e)    Future operations:
The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. The Corporation's liquidity objective to remain a going concern into the foreseeable future is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments.
The Corporation’s strategy to attain this liquidity objective is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund its operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and/or results of operations.

3.    Material accounting policies:
The accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2025.
Effective for January 1, 2026, the Corporation assessed any new IFRS standards, applicable amendments and interpretations, concluding that they did not have a material impact on the Corporation's condensed consolidated interim financial statements.
The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. The Corporation expects to adopt these standards as at their effective dates and will continue to evaluate their impact on the consolidated financial statements.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance and replace IAS 1 Presentation of Financial Statements. While IFRS 18 carries forward many requirements from IAS 1, the new Standard introduces the following significant changes to the structure of a company’s financial statements:
•Income and expenses in the statements of income or loss will be grouped into new categories resulting in new subtotals and/or line items being presented (including operating profit), along with changes in how certain existing subtotals are calculated;

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.    Material accounting policies (cont'd):
•New disclosures will be required for management defined performance measures (MPM), commonly referred to as 'non-GAAP measures'; and
•New principles will apply to the aggregation and disaggregation of certain financial information in the financial statements.
IFRS 18 applies for annual periods beginning on or after January 1, 2027. Retrospective application is required, and the Corporation’s comparative information will be restated in accordance with the Standard. The extent of the impact of adoption of IFRS 18 is currently being assessed by the Corporation.

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty:
Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
Key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year include the following: revenue recognition, asset impairment (including property, plant, and equipment and intangible assets) and any related recoveries of previously recognized impairment, warranty provision, inventory and onerous contracts provisions, fair value measurement (including long-term financial investments), and residual fair value of property, plant, and equipment. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2025.

5.    Trade and other receivables:

	March 31,	December 31,
	2026	2025
Trade accounts receivable, gross	$16,351	$23,711
Allowance for doubtful accounts	(3,122)	(2,946)
Trade accounts receivable, net	13,229	20,765
Other receivables	3,446	3,437
	$16,675	$24,202
Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 24.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

6.    Inventories:
During the three months ended March 31, 2026, the write-down of inventories to net realizable value including onerous contract adjustments amounted to $nil (2025 – $334,000) and the reversal of previously recorded write-downs and onerous contract adjustments amounted to $587,000 (2025 – $1,872,000), resulting in a net recovery to cost of product and service revenues of $587,000 (2025 – $1,538,000). Write-downs and reversals are included in either cost of product and service revenues or research and product development expense, depending upon the nature of inventory.

7.    Property, plant and equipment:

	March 31,	December 31,
	2026	2025
Property, plant and equipment owned	$14,064	$13,928
Right-of-use assets	17,457	18,267
	$31,521	$32,195
Property, plant, and equipment owned

	March 31,	December 31,
Net carrying amounts	2026	2025
Computer equipment	$607	$604
Furniture and fixtures	3,300	3,300
Leasehold improvements	3,883	3,878
Production and test equipment	6,274	6,146
	$14,064	$13,928
During the three months ended March 31, 2026, the Corporation recognized impairment charges of $257,000 related to prepayments made for capital assets in progress that were subsequently cancelled.
During the three months ended March 31, 2025, the Corporation recognized impairment charges of $2,223,000 related to a net fair value impairment allowance against consolidated capital assets.
During the three months ended March 31, 2025, the Corporation disposed of certain miscellaneous equipment in Denmark for net proceeds of $80,000, resulting in a gain on sale of assets of $70,000.
Right-of-use assets
The Corporation leases certain assets under lease agreements, comprised primarily of leases of land and buildings, office equipment, and vehicles (note 15).

	March 31,	December 31,
Net carrying amounts included in property, plant and equipment	2026	2025
Property	$17,250	$18,035
Equipment	81	87
Vehicle	126	145
	$17,457	$18,267
Depreciation expense on property, plant, and equipment is allocated to operating expense or cost of goods sold depending upon the nature of the underlying assets. For the three months ended March 31, 2026, depreciation expense of $890,000 (2025 – $861,000) was recorded.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.    Property, plant and equipment (cont'd):
Additions accrued for property, plant, and equipment for the three months ended March 31, 2026 total $216,000 (2025 – $2,230,000), whereas actual cash expended for additions total $589,000 (2025 – $2,430,000).

8.    Intangible assets:

	March 31,	December 31,
	2026	2025
ERP management reporting software system	$151	$248

		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2025	$55,081	$53,324	$1,757
Additions to intangible assets	337	—	337
Amortization expense	—	726	(726)
Impairment on intangible assets	(11,885)	(10,765)	(1,120)
Disposals adjustment	(40,923)	(40,923)	—
At December 31, 2025	2,610	2,362	248
Amortization expense	—	97	(97)
At March 31, 2026	$2,610	$2,459	$151
Additions to intangible assets for the three months ended March 31, 2026 of $nil (2025 – $233,000) consist primarily of costs to expand and enhance the capabilities of the ERP management reporting software system.
Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three months ended March 31, 2026, amortization of $97,000 (2025 – $125,000) was recorded.

9.    Equity-accounted investments:
For the three months ended March 31, 2026, the Corporation recorded $nil (2025 – $818,000) in equity loss of investment in joint venture and associates, comprising of equity loss in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV"). Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the year ended December 31, 2025, the Corporation recognized impairment charges of $4,634,000 to fully impair its remaining equity investment in Weichai Ballard JV as it exits from its operations in China and expects to recover nominal, or no amounts, on its equity investment at this time.
Investment in Weichai Ballard JV

	March 31,	December 31,
Investment in Weichai Ballard JV	2026	2025
Beginning balance	$—	$8,238
Recognition of 49% profit on inventory not yet sold to third party, net	—	757
Equity in loss	—	(4,727)
Cumulative translation adjustment due to foreign exchange	—	366
Impairment charges on equity-accounted investment	—	(4,634)
Ending balance	$—	$—

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments:
In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments, which are recognized at fair value (note 24).

	December 31,	Contributions	Change in Fair	March 31,
Net carrying value	2025	(Proceeds)	Value	2026
Long-term investment - HyCap Fund	$32,077	$917	$(590)	$32,404
Long-term investment - Clean H2 Fund	13,968	—	(1,069)	12,899
Long-term investment - Forsee Power	1,711	—	(222)	1,489
Long-term investment - Templewater Fund	250	—	—	250
	$48,006	$917	$(1,881)	$47,042

	December 31,	Contributions	Change in Fair	March 31,
Net carrying value	2024	(Proceeds)	Value	2025
Long-term investment - HyCap Fund	$23,987	$179	$798	$24,964
Long-term investment - Clean H2 Fund	9,043	—	828	9,871
Long-term investment - Forsee Power	2,270	—	2,820	5,090
Long-term investment - Wisdom Motor	1,900	—	—	1,900
Long-term investment - Templewater Fund	315	(27)	—	288
	$37,515	$152	$4,446	$42,113
During the three months ended March 31, 2026, changes in fair value and foreign exchange adjustments for long-term investments totalling ($1,881,000) (2025 – $4,446,000) were recognized as unrealized (loss) gain in net loss and included in finance income and other (notes 20 and 24).
Investment in Forsee Power SA
In October 2021, the Corporation acquired a non-controlling 9.8% equity interest in Forsee Power SA ("Forsee Power"), a publicly traded French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.
During the three months ended March 31, 2026, changes in fair value and foreign exchange adjustments totalling ($222,000) (2025 – $2,820,000) were recognized as unrealized (loss) gain in net loss and included in finance income and other (notes 20 and 24), resulting in net fair value investment in Forsee Power of $1,489,000 as of March 31, 2026 (March 31, 2025 – $5,090,000), now representing a non-controlling 4.5% equity interest.
Investment in Wisdom Motor Holdings Ltd.
In June 2022, the Corporation invested $10,000,000 and acquired a non-controlling 7.2% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a privately held Cayman Islands holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. Subsequently, the Corporation assigned its option held to purchase additional Series A Preferred Shares in Wisdom for consideration of $1,000,000, resulting in recovery of contributions of $1,000,000. During 2025, the Corporation's investment in Wisdom Motor was fully impaired.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments (cont'd):
Investment in Hydrogen Funds
HyCap Fund I SCSp
In August 2021, the Corporation invested in HyCap Fund I SCSp (“HyCap”), a special limited partnership registered in Luxembourg. During the three months ended March 31, 2026, the Corporation made additional contributions of £680,000 ($917,000) (2025 – £138,000 ($179,000)) for total contributions of £20,976,000 ($27,361,000).
During the three months ended March 31, 2026, changes in fair value and foreign exchange adjustments totalling $(590,000) (2025 – $798,000) were recognized as unrealized (loss) gain in net loss and included in finance income and other (notes 20 and 24), resulting in net fair value investment in HyCap of $32,404,000 as of March 31, 2026 (March 31, 2025 – $24,964,000).
Clean H2 Infrastructure Fund
In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. During the three months ended March 31, 2026, the Corporation made additional contributions of $nil (2025 – $nil) for total contributions of €11,790,000 ($12,935,000).
During the three months ended March 31, 2026, changes in fair value and foreign exchange adjustments totalling ($1,069,000) (2025 – $828,000) were recognized as unrealized (loss) gain in net loss and included in finance income and other (notes 20 and 24), resulting in net fair value investment in Clean H2 of $12,899,000 as of March 31, 2026 (March 31, 2025 – $9,871,000).
Investment in Decarbonization and Climate Technology Fund
Templewater Fund
In February 2024, the Corporation invested in Templewater Decarbonization I, L.P ("Templewater"), a special limited partnership registered in Cayman Islands. During the three months ended March 31, 2026, the Corporation made additional contributions of $nil (2025 – $nil) for total contributions of $685,000, representing a 1.8% equity interest, on a total commitment of $1,000,000, remainder yet to be paid. During the three months ended March 31, 2026, the Corporation received a return of contribution of $nil (2025 – $27,000) in the form of an equalization payment.
During the three months ended March 31, 2026, changes in fair value and foreign exchange adjustments totalling $nil (2025 – $nil) were recognized as unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 24), resulting in net fair value investment in Templewater of $250,000 as of March 31, 2026 (March 31, 2025 – $288,000).

11.    Bank facilities:
The Corporation has the following bank facilities available to it:
Letter of Guarantee Facility
The Corporation has a Letter of Guarantee Facility (“LG Facility”), enabling the bank to issue letters of guarantees, standby letters of credit, performance bonds, or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000. As at March 31, 2026, a nominal amount (2025 – €979,000 ($1,058,000)) was outstanding on the LG Facility.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

11.    Bank facilities (cont'd):
The LG Facility also enables the Corporation to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility).
As at March 31, 2026, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $nil (2025 – CDN $6,500,000) resulting in an unrealized loss of CDN $nil at March 31, 2026 (2025 – CDN ($248,000)). An unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets and an unrealized loss on forward foreign exchange contracts is presented in trade and other payables on the condensed consolidated interim statements of financial position.
The Corporation also has a Loan Agreement enabling the bank to issue commercial credit cards, standby letters of credit, or similar credits on the Corporation's behalf from time to time up to a maximum of approximately CDN $13,000,000. As at March 31, 2026, letters of credit of $2,092,000 (CDN $2,915,000) (2025 – $nil) were outstanding on the LG Facility associated with this Loan Agreement.

12.    Trade and other payables:

	March 31,	December 31,
	2026	2025
Trade accounts payable	$14,152	$12,007
Compensation payable	8,057	11,787
Other liabilities	3,953	4,794
Taxes payable	198	200
	$26,360	$28,788

13.    Deferred revenue:
Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	March 31,	December 31,
Deferred revenue	2026	2025
Beginning balance	$18,325	$11,632
Additions to deferred revenue	6,848	35,651
Revenue recognized during the period	(7,666)	(28,958)
Ending balance	$17,507	$18,325

	March 31,	December 31,
	2026	2025
Current deferred revenue	$7,182	$8,408
Non-current deferred revenue	10,325	9,917
Ending balance	$17,507	$18,325

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Provisions:

	March 31,	December 31,
	2026	2025
Restructuring provision	$4,281	$5,890
Warranty provision	12,771	13,567
Onerous contracts provision	526	929
Current	$17,578	$20,386
Restructuring Provision
During 2025, the Corporation accrued restructuring expenses in provisions and other current liabilities, consisting primarily of amounts incurred related to a July 2025 corporate restructuring initiative including costs related to the Chief Executive Officer ("CEO") transition and other personnel severance costs, certain contract exit and modification costs, and related consulting and advisory services. This provision is adjusted as actual costs are incurred and expended each quarter.
During the three months ended March 31, 2026, the Corporation accrued additional restructuring expenses related to personnel change costs and cost reduction initiatives.
As at March 31, 2026, restructuring costs totalling $4,281,000 (December 31, 2025 – $5,890,000) remain accrued.
Warranty Provision
The Corporation recorded warranty provisions of $771,000 (2025 – $890,000) related to new product sales offset by warranty expenditures of $1,628,000 (2025 – $513,000) due primarily to costs incurred to satisfy warranty obligations. During the three months ended March 31, 2026 and 2025, no warranty adjustments were recorded. As of March 31, 2026, total warranty provision of $12,771,000 (December 31, 2025 – $13,567,000) has been accrued in provisions and other current liabilities.
Onerous Contracts Provision
Upon completion of a review of the Corporation's "open" contracts as at March 31, 2026, total onerous contract costs of $526,000 (December 31, 2025 – $929,000) have been accrued in provisions and other current liabilities.
The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and/or any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.

15.    Lease liability:
The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 4.95% to 8.56% per annum and expire between November 2026 and February 2035.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

15.    Lease liability (cont'd):

	March 31,	December 31,
	2026	2025
Property	$3,352	$3,316
Equipment	16	18
Vehicle	72	78
Lease liability, current	$3,440	$3,412

Property	$17,355	$18,572
Equipment	63	69
Vehicle	71	87
Lease liability, non-current	$17,489	$18,728

Lease liability, total	$20,929	$22,140
During the three months ended March 31, 2026, the Corporation made principal payments on its lease liabilities of $831,000 (2025 – $689,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	March 31,
2026
Less than one year	$5,005
Between one and five years	12,656
More than five years	10,603
Total undiscounted lease liabilities	$28,264
Deferred gains on closing of finance lease agreements are amortized over the lease term. As at March 31, 2026 and 2025, there were no outstanding deferred gains.

16.    Other non-current liabilities:

	March 31,	December 31,
	2026	2025
Non-current decommissioning liabilities	$2,688	$2,733
Net other post-retirement benefit plan liability	86	86
Other non-current liabilities	$2,774	$2,819
Non-current decommissioning liabilities
A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at March 31, 2026, total decommissioning liabilities amounted to $2,688,000 (December 31, 2025 – $2,733,000), resulting from (dilution) accretion of ($45,000) (2025 – $19,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Equity:

	Three months ended March 31,
Share-based compensation	2026	2025
Option Expense	$—	$115
DSU Expense	72	88
RSU Expense	1,233	1,663
Total share-based compensation (per statement of loss and statement of cash flows)	$1,305	$1,866
RSUs accrued but not yet granted	(41)	(40)
Total share-based compensation (per statement of equity)	$1,264	$1,826
(a)    Share capital:
As at March 31, 2026, 301,475,849 common shares were issued and outstanding.
(b)    Share options:

Options for common shares
At December 31, 2025	2,262,620
Options exercised	—
At March 31, 2026	2,262,620
During the three months ended March 31, 2026, compensation expense of $nil (2025 – $115,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.
During the three months ended March 31, 2026 and 2025, no share options were exercised.
As at March 31, 2026, options to purchase 2,262,620 common shares were outstanding (2025 – 3,335,001).
(c)    Deferred share units:

DSUs for common shares
At December 31, 2025	1,032,673
DSUs granted	29,852
At March 31, 2026	1,062,525
Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers, and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation's share distribution plan.
During the three months ended March 31, 2026, $72,000 (2025 – $88,000) of compensation expense was recorded in net loss relating to 29,852 (2025 – 78,615) DSUs granted during the period.
As at March 31, 2026, 1,062,525 DSUs were outstanding (2025 – 1,068,283).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Equity (cont'd):
(d)    Restricted share units:

RSUs for common shares
At December 31, 2025	5,478,660
RSUs granted	3,706,222
RSUs exercised	(1,368,536)
RSUs forfeited	(140,183)
At March 31, 2026	7,676,163
Restricted share units (“RSUs”) are granted to certain employees, executives and directors. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria and/or market criteria. For certain of the RSUs awarded, a performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted. Certain RSUs granted in 2024 to 2026 include an additional market criteria with weighted vesting over three years.
During the three months ended March 31, 2026, compensation expense of $1,233,000 (2025 – $1,663,000) was recorded in net loss.
During the three months ended March 31, 2026, 1,368,536 RSUs (2025 – 776,466) were exercised, net of applicable taxes, which resulted in the issuance of 691,033 common shares (2025 – 395,118) resulting in an impact on equity of ($1,611,000) (2025 – ($488,000)).
As at March 31, 2026, 7,676,163 RSUs were outstanding (2025 – 10,066,442).

18.    Disaggregation of revenue:
The Corporation's operations and main revenue streams are the same as those described in the Corporation's audited consolidated financial statements as at and for the year ended December 31, 2025. Revenues from the delivery of services, including technology solutions, after sales service and training, are included in each of the respective markets. The Corporation's revenue is derived from contracts with customers.
In the following table, revenue is disaggregated by geographical market, by market application, and by timing of revenue recognition. Comparative information for disaggregation of revenue has been restated to reflect current year presentation.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

18.    Disaggregation of revenue (cont'd):

	Three months ended March 31,
	2026	2025
Geographical markets
Europe	$8,096	$9,401
North America	11,044	5,473
China	—	189
Rest of World	281	326
	$19,421	$15,389
Application
Bus	$6,782	$12,467
Rail	5,075	111
Stationary	5,213	596
Other	2,351	2,215
	$19,421	$15,389
Timing of revenue recognition
Products transferred at a point in time	$18,505	$13,087
Products and services transferred over time	916	2,302
	$19,421	$15,389

19.    Other operating expense:

	Three months ended March 31,
	2026	2025
Net impairment loss (recovery) on trade receivables	$5	$(1)
Restructuring and related costs	576	228
	$581	$227
Impairment loss (recovery) on trade receivables
During the three months ended March 31, 2026, the Corporation recorded a nominal net impairment loss (2025 – nominal net impairment recovery) on trade receivables, consisting primarily of receivables no longer deemed collectible. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.
Restructuring and related costs
During the three months ended March 31, 2026, total restructuring and related charges of $576,000 relate to personnel change costs and cost reduction initiatives.
During the three months ended March 31, 2025, total restructuring and related charges of $228,000 relate to additional amounts accrued related to the global corporate restructuring initiated in September 2024 consisting primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring and related charges include personnel change costs.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

20.    Finance income (expense):

	Three months ended March 31,
	2026	2025
Investment and other income	$4,950	$6,625
Mark-to-market and foreign exchange (loss) gain on financial assets (notes 10 & 24)	(1,881)	4,446
Foreign exchange (loss) gain	(114)	250
Government recoveries	—	180
Finance income and other	$2,955	$11,501
Finance expense	$(441)	$(506)

21.    Related party transactions:
Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investee, Weichai Ballard JV (note 9).
For the three months ended March 31, 2026, related party transactions and balances with the Corporation's 49% owned equity-accounted investee, Weichai Ballard JV, were as follows:

	March 31,	December 31,
Balances with related party - Weichai Ballard JV	2026	2025
Trade and other receivables	$1,607	$1,607
Deferred revenue	1,607	1,607

	Three months ended March 31,
Transactions during the period with Weichai Ballard JV	2026	2025
Revenues	$—	$184
Cost of goods sold and operating expense	—	91

22.    Supplemental disclosure of cash flow information:

	Three months ended March 31,
Non-cash financing and investing activities	2026	2025
Compensatory shares	$1,821	$1,821

23.    Operating segments:
The Corporation operates in a single operating segment, Fuel Cell Products and Services, which consists of the sale of PEM fuel cell products and services for a variety of applications, including bus and rail applications, stationary power, and other markets (consisting of truck, marine, material handling, off-road, and other applications). Revenues from the delivery of services, including technology solutions, after sales service and training, are included in each of the respective markets.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2026 and 2025
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

24.    Financial Instruments:
(a)    Fair value:
The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, long-term financial investments, and trade and other payables. The fair values of cash and cash equivalents, short term investments, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.
Long-term financial investments (note 10) comprise investment in hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, investment in a decarbonization and climate technology fund: Templewater, and an investment in Forsee Power and Wisdom Motor. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in net loss and included in finance income and other (note 20). During the three months ended March 31, 2026, the Corporation recognized net mark-to-market ("MTM") and foreign exchange (losses) gains of ($1,881,000) (2025 – $4,446,000).

	March 31,	December 31,
Change in fair value due to MTM and foreign exchange	2026	2025
Long-term investment - Clean H2 Fund	$(1,069)	$2,465
Long-term investment - HyCap Fund	(590)	1,960
Long-term investment - Forsee Power	(222)	(559)
Long-term investment - Wisdom Motor	—	(1,900)
Long-term investment - Templewater Fund	—	(223)
(Decrease) increase in fair value of investments	$(1,881)	$1,743
(b)    Credit risk:
IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward-looking information relating to defaults and applies a single 'expected credit loss' ("ECL") impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.
As a result of this review for the three months ended March 31, 2026, the Corporation did not recognize any additional estimated ECL impairment losses, excluding specific impairment losses (note 19). At March 31, 2026, the total amount accrued was $200,000 (December 31, 2025 – $200,000).